===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
                  For the fiscal year ended December 31, 1997

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ________ To __________


                             Commission File No. 1-13179

         A. Full title of the Plan and the address of Plan, if different from that of the issuer named below:


                            BW/IP INTERNATIONAL, INC.
                            CAPITAL ACCUMULATION PLAN


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office.

                              FLOWSERVE CORPORATION
                         222 West Las Colinas Boulevard
                                   Suite 1500
                                Irving, TX 75039










-------------------------------------------------------------------------------

                            BW/IP International, Inc.
                            Capital Accumulation Plan



                                      INDEX

                                                                                                            PAGE

Signatures................................................................................................     3

Consent of Ernst & Young LLP Independent Auditors.........................................................     4

Consent of  Price Waterhouse LLP Independent Accountants..................................................     5

Financial Statements of the BW/IP International, Inc. Capital Accumulation Plan

Report of Ernst & Young LLP Independent Auditors..........................................................     6

Report of Price Waterhouse LLP Independent Accountants....................................................     7

Audited Financial Statements
Statements of Net Assets Available for Plan Benefits
   with Fund Information as of December 31, 1997 and 1996.................................................     8
Statement of Changes in Net Assets Available for Benefits
   with Fund Information for the Year Ended December 31, 1997.............................................    11
Notes to Financial Statements.............................................................................    13

Supplemental Schedules
Line 27a - Schedule of Assets Held for Investment
   Purposes as of December 31, 1997.......................................................................    18
Line 27d - Schedule of Reportable
   Transactions for the Year Ended December 31, 1997......................................................    19


                                    2 of 19

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereto duly authorized.


                                     BW/IP International, Inc.
                                     Capital Accumulation Plan


                                     /s/ Renee Hornbaker
Date:    June 26, 1998               ------------------------------------------
         -------------------         Renee Hornbaker
                                     Vice President and Chief Financial Officer




                                    3 of 19

                CONSENT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-50667) pertaining to the BW/IP International, Inc. Capital Accumulation Plan of our report dated June 5, 1998, with respect to the financial statements and schedules of the BW/IP International, Inc. Capital Accumulation Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.

                                                     /s/ ERNST & YOUNG


Dallas, Texas
June 26, 1998





                                    4 of 19

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-50667) of Flowserve Corporation of our report (relating to the BW/IP International, Inc. Capital Accumulation Plan) dated June 25, 1997 appearing on page 7 of the Annual Report of the BW/IP International, Inc. Capital Accumulation Plan on Form 11-K for the year ended December 31, 1997.



/s/ Price Waterhouse LLP
Price Waterhouse LLP
Los Angeles, California
June 26, 1998


                                     5 of 19

                Report of Ernst & Young LLP Independent Auditors

The Participants and Administrative Committee of
BW/IP International, Inc. Capital Accumulation Plan

We have audited the accompanying statement of net assets available for plan benefits of BW/IP International, Inc. Capital Accumulation Plan (the Plan) as of December 31, 1997, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statement of the Plan for the year ended December 31, 1996, were audited by other auditors whose report dated June 25, 1997, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997, and the changes in net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investments purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits as of December 31, 1997 and the statement of changes in net assets available for plan benefits for the year then ended is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1997 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1997 financial statements taken as a whole.


                                                  /s/ ERNST & YOUNG

Dallas, Texas
June 5, 1998




                                    6 of 19

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and
Administrative Committee of the
BW/IP International, Inc.
Capital Accumulation Plan

In our opinion, the accompanying statement of net assets available for plan benefits presents fairly, in all material respects, the net assets available for plan benefits of the BW/IP International, Inc. Capital Accumulation Plan (the Plan) at December 31, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.



/s/ Price Waterhouse LLP
------------------------
Price Waterhouse LLP
Los Angeles, California
June 25, 1997


                                    7 OF 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

              Statements of Net Assets Available for Plan Benefits
                              with Fund Information

                                December 31, 1997

                                            NON-PARTICIPANT
                                               DIRECTED                    PARTICIPANT DIRECTED
                                         -------------------------------------------------------------------
                                                COMPANY                COMPANY             EQUITY INDEX
                                               STOCK FUND            STOCK FUND             TRUST FUND
                                         -------------------------------------------------------------------
ASSETS
  Investments at fair value:
    Cash and cash equivalents                         --                 --                    --
    Common stock                             $ 6,382,225            $ 6,419,140                --
    Registered investment                             --                 --               $ 1,983,364
      companies
    Group Annuity Contracts
      with insurance
      companies, at contract value                    --                 --                    --
    Participant loans                                 --                 --                    --
                                         -------------------------------------------------------------------
                                               6,382,225              6,419,140             1,983,364
  RECEIVABLES:
   Participant contributions                          --                  6,720                   862
   Employer contributions                      1,081,223                 --                    --
   Interest and dividends                             --                 --                    --
                                         -------------------------------------------------------------------
                                               1,081,223                  6,720                   862
                                         -------------------------------------------------------------------
Net assets available for
  benefits                                   $ 7,463,448            $ 6,425,860           $ 1,984,226
                                         ===================================================================

                                                                PARTICIPANT DIRECTED
                                        --------------------------------------------------------------------
                                                STABLE                MFS TOTAL              GROWTH
                                              VALUE FUND             RETURN FUND              FUND
                                        --------------------------------------------------------------------

ASSETS
  Investments at fair value:
    Cash and cash equivalents                         --                 --                    --
    Common stock                                      --                 --                    --
    Registered investment                    $16,107,061            $ 9,534,041           $ 4,355,937
      companies
    Group Annuity Contracts
      with insurance
      companies, at contract value            17,192,682                 --                    --
    Participant loans                                 --                 --                    --

                                        --------------------------------------------------------------------
                                              33,299,743              9,534,041             4,355,937
  RECEIVABLES:
   Participant contributions                       8,083                  5,537                 2,563
   Employer contributions                             --                 --                    --
   Interest and dividends                             --                 --                    --

                                        --------------------------------------------------------------------
                                                   8,083                  5,537                 2,563
                                        --------------------------------------------------------------------
Net assets available for                     $33,307,826            $ 9,539,578           $ 4,358,500
  benefits                              ====================================================================

See accompanying notes.

                                    8 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

              Statements of Net Assets Available for Plan Benefits
                              with Fund Information

                                December 31, 1997


                                                 PARTICIPANT DIRECTED
                                  ------------------------------------------------------
                                 AIM CONSTELLATION    IVY INTERNATIONAL
                                      FUND                  FUND           MAGELLAN FUND
                                  ------------------------------------------------------
ASSETS
  Investments at fair value:
    Cash and cash equivalents               --                --                $20,780
    Common stock                            --                --                  --
    Registered investment         $  1,397,023         $  1,070,337          35,831,884
      companies
    Group Annuity Contracts
      with insurance
      companies, at contract value          --                --                  --

    Participant loans                       --                --                  --
                                  -----------------------------------------------------
                                     1,397,023           1,070,337           35,852,664

  RECEIVABLES:
   Participant contributions             1,267                 774               13,844
   Employer contributions                   --                  --                   --
   Interest and dividends                   --                  --               11,435
                                  -----------------------------------------------------
                                         1,267                 774               25,279
                                  -----------------------------------------------------
Net assets available for
  benefits                        $  1,398,290        $  1,071,111         $ 35,877,943
                                  =====================================================



                                                       PARTICIPANT DIRECTED
                                  -------------------------------------------------------------
                                  MERRILL LYNCH BASIC
                                    VALUE FUND              LOAN FUND                  TOTAL
                                  -------------------------------------------------------------
ASSETS
  Investments at fair value:
    Cash and cash equivalents                      --               --                  $20,780
    Common stock                                   --               --               12,801,365
    Registered investment                $  2,426,701               --               72,706,348
      companies
    Group Annuity Contracts
      with insurance
      companies, at contract  value                --               --               17,192,682

    Participant loans                              --     $  3,429,561                3,429,561

                                  -------------------------------------------------------------
                                            2,426,701       3,429,561              106,150,736

  RECEIVABLES:
   Participant contributions                      906              --                   40,556
   Employer contributions                          --              --                1,081,223
   Interest and dividends                          --              --                   11,435
                                  ------------------------------------------------------------
                                                  906              --                1,133,214
                                  ------------------------------------------------------------
Net assets available for
  benefits                              $   2,427,607    $  3,429,561             $107,283,950
                                  ============================================================
See accompanying notes.

                                    9 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

              Statements of Net Assets Available for Plan Benefits
                              with Fund Information

                                December 31, 1996

                            NON-PARTICIPANT
                                 DIRECTED
                            ----------------------------------------------------
                                  COMPANY               COMPANY          STABLE
                                STOCK FUND            STOCK FUND       VALUE FUND
                            ----------------------------------------------------

ASSETS
  Investments at fair
  value:
    Cash and cash              $     9,464           $    10,545     $   501,037
      equivalents
    Common stock                 4,278,238             4,754,588              --
    Registered
      investment                        --                    --       9,342,843
      companies
    Group Annuity
      Contracts with
      insurance companies,
      at contract value                 --                    --      23,706,389
    Participant loans                   --                    --              --
                            ----------------------------------------------------
                                 4,287,702             4,765,133      33,550,269
  RECEIVABLES:
   Participant                          --                66,557          79,394
     contributions
   Employer contributions          373,320                    --              --
   Interest and dividends           28,000                29,025           1,762
                            ----------------------------------------------------

                                   401,320                95,582          81,156
                            ----------------------------------------------------

Net assets available for
  benefits                     $ 4,689,022           $ 4,860,715     $33,631,425
                            ====================================================

See accompanying notes.


                                  PARTICIPANT DIRECTED
                               ------------------------------------------------------------
                               BALANCED          MAGELLAN            LOAN
                                 FUND              FUND              FUND         TOTAL
                               ------------------------------------------------------------
ASSETS
  Investments at fair
  value:
    Cash and cash              $ 9,599,074     $    20,000     $    30,094     $10,170,214
      equivalents
    Common stock                        --              --              --       9,032,826
    Registered
      investment                        --      32,670,829              --      42,013,672
      companies
    Group Annuity
      Contracts with
      insurance companies,
      at contract value                 --              --              --      23,706,389
    Participant loans                   --              --       3,027,035       3,027,035
                               -----------------------------------------------------------
                                 9,599,074      32,690,829       3,057,129      87,950,136
  RECEIVABLES:
   Participant                      55,384         161,183              --         362,518
     contributions
   Employer contributions               --              --              --         373,320
   Interest and dividends               94             304              79          59,264
                               -----------------------------------------------------------
                                    55,478         161,487              79         795,102
                               -----------------------------------------------------------
Net assets available for
  benefits                     $ 9,654,552     $32,852,316     $ 3,057,208     $88,745,238
                               ===========================================================
See accompanying notes.


                                    10 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                              with Fund Information

                          Year Ended December 31, 1997



                                                    PARTICIPANT DIRECTED
                                         --------------------------------------------
                                         COMPANY STOCK   COMPANY STOCK   EQUITY INDEX
                                             FUND           FUND              FUND
                                         --------------------------------------------
Additions (deductions) in net assets
 available for plan benefits:
     Interest and dividends                 $  131,566   $  189,327        $    4,498
     Net appreciation in fair value
       of investments                          916,996      948,126           266,297
     Contributions by participants                  --    1,035,224           132,762
     Contributions by employer               1,902,036           --                --
     Net loan activity                              --      (22,489)          (48,266)
     Benefit payments to participants
                                              (214,253)    (233,315)           (8,444)
     Administrative Expenses                      (440)      (2,241)             (294)
                                         --------------------------------------------
Net increase prior to interfund
  transfers                                  2,735,905    1,914,632           346,553
Interfund transfers                             38,521     (349,487)        1,637,673
                                         --------------------------------------------
   Net increase (decrease)                   2,774,426    1,565,145         1,984,226
Net assets available for  plan
     benefits:
  Beginning of year                          4,689,022    4,860,715                --
                                         --------------------------------------------
  End of year                               $7,463,448   $6,425,860        $1,984,226
                                         ============================================
See accompanying notes.
                                          -----------------------------------------------
                                          STABLE VALUE   MFS TOTAL RETURN        GROWTH
                                                FUND           FUND               FUND
                                          -----------------------------------------------
 Additions (deductions) in net assets
 available for plan benefits:
     Interest and dividends               $  2,315,427        $ 1,130,243     $   324,702
     Net appreciation in fair value
       of investments                           84,592            737,672          87,443
     Contributions by participants           1,245,121            853,006         394,786
     Contributions by employer                      --                 --              --
     Net loan activity                        (215,315)           (85,628)        (24,367)
     Benefit payments to participants
                                            (2,548,255)          (443,032)        (50,565)
     Administrative Expenses                    (3,665)            (1,594)           (527)
                                          -----------------------------------------------
Net increase prior to interfund
  transfers                                    877,905          2,190,667         731,472
Interfund transfers                         (1,201,504)         7,348,911       3,627,028
                                          -----------------------------------------------
   Net increase (decrease)                    (323,599)         9,539,578       4,358,500
Net assets available for  plan
     benefits:
  Beginning of year                         33,631,425                 --              --
                                          -----------------------------------------------
  End of year                             $ 33,307,826        $ 9,539,578     $ 4,358,500
                                          ===============================================
See accompanying notes.

                                    11 or 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

         Statement of Changes in Net Assets Available for Plan Benefits
                              with Fund Information

                          Year ended December 31, 1997

                                   NON-PARTICIPANT
                                       DIRECTED
                                  ------------------------------------------------------
                                          AIM              IVY
                                      CONSTELLATION    INTERNATIONAL         MAGELLAN
                                         FUND              FUND                FUND
                                  ------------------------------------------------------
Additions (deductions) in net
  assets available for plan
  benefits:
     Interest and dividends         $     125,302       $   17,588      $   2,496,941
     Net appreciation in fair
       value of investments                47,475           13,313          5,269,747
     Contributions by
       participants                       195,120          119,167          2,132,537
     Contributions by employer                 --               --                 --
     Net loan activity                     (1,637)         (22,293)            75,353
     Benefit payments to
       participants                       (16,948)         (63,998)        (1,360,629)
     Administrative expenses                  (90)            (151)            (4,643)
                                  ------------------------------------------------------
Net increase prior to interfund
  transfers                               349,222           63,626          8,609,306
Interfund transfers                     1,049,068        1,007,485         (5,583,679)
                                  ------------------------------------------------------
   Net increase (decrease)              1,398,290        1,071,111          3,025,627
Net assets available for  plan
     benefits:
  Beginning of year                            --               --         32,852,316
                                  ------------------------------------------------------
  End of year                       $   1,398,290       $1,071,111      $  35,877,943
                                  ======================================================
See accompanying notes.
                                         PARTICIPANT DIRECTED
                                   -----------------------------------------------------------------------
                                   MERRILL LYNCH
                                    BASIC VALUE              BALANCED            LOAN
                                        FUND                   FUND              FUND             TOTAL
                                   -----------------------------------------------------------------------
Additions (deductions) in net
  assets available for plan
  benefits:
     Interest and dividends            $  161,975                 --                 --      $  6,897,569
     Net appreciation in fair
       value of investments               153,817                 --                 --         8,525,478
     Contributions by
       participants                       139,730                 --                 --         6,247,453
     Contributions by employer                 --                 --                 --         1,902,036
     Net loan activity                    (27,711)                --         $  372,353                --
     Benefit payments to
       participants                       (80,526)                --                 --        (5,019,965)
     Administrative expenses                 (214)                --                 --           (13,859)
                                   ----------------------------------------------------------------------
Net increase prior to interfund
  transfers                               347,071                 --            372,353        18,538,712
Interfund transfers                     2,080,536       $ (9,654,552)                --                --
                                   ----------------------------------------------------------------------
   Net increase (decrease)              2,427,607         (9,654,552)           372,353        18,538,712
Net assets available for  plan
     benefits:
  Beginning of year                            --          9,654,552          3,057,208        88,745,238
                                   ----------------------------------------------------------------------
  End of year                          $2,427,607       $         --         $3,429,561      $107,283,950
                                   ======================================================================
See accompanying notes.

                                    12 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

                          Notes to Financial Statements

                                December 31, 1997

1. DESCRIPTION OF THE PLAN

GENERAL

The BW/IP International, Inc. Capital Accumulation Plan (the Plan), is a defined contribution plan covering certain U.S. employees of BW/IP International, Inc. (the Company or Plan Sponsor). An employee is eligible to participate in the Plan on the first day of the calendar month following the completion of three calendar months of employment commencing on his date of hire by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On July 22, 1997, the Company merged with Durco International, Inc. and formed Flowserve Corporation (Flowserve).

On January 2, 1997, the Plan's Trustee and recordkeeper were changed from the Northern Trust Company and William M. Mercer, Inc., respectively, to Merrill Lynch Trust Company of California and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, respectively.

The Plan is administered by an Administrative Committee consisting of at least three persons appointed by the Board of Directors of the Company.

CONTRIBUTIONS

Participant contributions to the Plan are based upon a percentage of gross pay as designated by each participant. Participants may contribute up to 16% of their eligible earnings on a pre-tax or after-tax basis. Contributions made by participants are invested based on each participant's election.

The Company makes matching contributions of 25% of the first 6% of a participant's contributions. The Company may make an additional matching contribution of up to 75% of the first 2% of a participant's contribution, based upon the company's performance during the year. The Company's matching contributions are made in shares of common stock of the Company and cannot be transferred to any other investment fund options within the Plan.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's matching contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are based on participant earnings or account balances, as defined.

                                    13 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

                     Notes to Financial Statements(continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

All participant and Company contributions are fully vested at all times.

BENEFIT PAYMENTS AND PARTICIPANT LOANS

Participants or beneficiaries may elect to withdraw benefits upon termination of employment, retirement, permanent disability, or death. Other withdrawals and loans from the Plan can be made under certain circumstances. Participants may generally borrow up to the lesser of 50% of their vested balance or $50,000 for terms ranging from 1 - 15 years and bear interest at rates ranging from 6.7% to 10.0%. The loans are collateralized by the participant's interest in the Plan.

PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the terms of the Plan, to terminate the Plan subject to ERISA provisions. In the event the Plan is terminated, the accounts of participants will be distributed within the guidelines of distribution provided for in the Plan agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

INVESTMENT INCOME

Interest and dividend income are recorded as earned. The net appreciation or depreciation in the fair value of investments comprises realized gains or losses and unrealized appreciation or depreciation of investments.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon distribution.

CASH AND CASH EQUIVALENTS

For reporting purposes, the Plan's Administrative Committee considers all short-term highly liquid investments with maturities of three months or less at the date of acquisition to be cash equivalents.

                                    14 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION

Cash and cash equivalents are recorded at cost which approximates fair value. Investments in common stock are stated at fair value. Investments in registered investment companies are stated at net asset value. The carrying amounts of investments in common stock and registered investment companies approximate fair value based upon quoted market prices.

Group Annuity Contracts (GAC), with the exception of the Executive Life GAC (see
Note 4), are stated at contract value. The carrying values of Group Annuity Contracts approximate fair value based upon current rates offered to the Company for investments of the same remaining maturity. Participant loans are stated at cost which approximates fair value.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. INVESTMENT OPTIONS

Plan participants may choose among the following investment options for 1997:

Company Stock Fund - This fund is primarily comprised of shares of Company common stock. Previously held BW/IP, Inc. shares were converted to Flowserve Corporation common stock in 1997.

Merrill Lynch Equity Index Trust Fund - The trust seeks to approximate the total return of the Standard and Poor's 500 Composite Stock Price Index.

Stable Value Fund - The Fund's primary objective is to provide a fixed rate of return while preserving principal. The fund invests in Group Annuity Contracts issued by insurance companies (see Note 4) and the Merrill Lynch Retirement Preservation Trust valued at $16,107,061 and $9,342,843 at December 31, 1997 and 1996, respectively.

                                    15 of 19

MFS Total Return Fund - The Fund's objective is to earn above average current income, compared to a portfolio invested entirely in equity securities, consistent with the prudent employment of capital. The fund also seeks reasonable opportunities for growth of capital and income.

Merrill Lynch Growth Fund - The Fund seeks to invest in equity securities, placing principal emphasis on those securities that Fund management believes are undervalued. The Fund may invest up to 40% of its total assets in foreign securities.

AIM Constellation Fund - The Fund's objective is to seek long-term growth of capital by investing in securities of primarily small and medium sized companies that Fund management believes have demonstrated superior earnings growth.

Ivy International Fund - The Fund primarily seeks long-term capital growth with current income as a secondary consideration.

Fidelity Magellan Fund - The Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock.

Merrill Lynch Basic Value Fund - The Fund seeks capital appreciation and, secondarily, income by investing in securities, primarily equities, that Fund management believes are undervalued.

In 1996, participants could elect to participate in the Fidelity Magellan fund, the Stable Value Fund and the Balanced Fund (Vanguard's Wellesley Income Fund) in addition to the Company Stock Fund discussed above.

4. GROUP ANNUITY CONTRACTS WITH INSURANCE COMPANIES

In 1994 and 1995 the Plan entered into investment contracts with Commonwealth Life Insurance Company, New York Life Insurance Company, John Hancock Mutual Life Insurance Company, Continental Assurance Company, and Principal Mutual Life Insurance Company. The contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contracts are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates range between 6.28% to 7.15% for 1997 and 1996. (The contract with Principal Mutual Life Insurance Company was valued at $6,363,937 and $5,945,055 at December 31, 1997 and 1996, respectively and the contract with CNA Insurance Company was valued at $3,117,772 and $5,833,062 at December 31, 1997 and 1996, respectively.)

                                    16 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)


4. GROUP ANNUITY CONTRACTS WITH INSURANCE COMPANIES (CONTINUED)

In 1990, the Company entered into an investment contract with Executive Life Insurance Company. In 1991, Executive Life Insurance Company was placed in conservatorship at which point the contract was frozen. From 1991 through 1996, the carrying value of the contract was written down in accordance with management's estimate of expected receipts under the contract and payments plus interest were received on the contract. In April 1997, $562,831 was received which was in excess of the contract's adjusted carrying value.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 26, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. ADMINISTRATIVE EXPENSES

Expenses incurred by the Plan for accounting and administration are borne by the Company. Such expenses amounted to approximately $166,000 and $276,000 for the plan years ended December 31, 1997 and 1996.

7. YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

                                    17 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1997

              IDENTITY OF ISSUER,                                 DESCRIPTION OF INVESTMENT, INCLUDING
      BORROWER, LESSOR, OR SIMILAR PARTY           MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
---------------------------------------------------------------------------------------------------------------------
Investment companies:
   MFS Total Return Fund                             602,657 shares
   Merrill Lynch Growth Fund*                        152,040 shares
   AIM Equity Index Constellation Fund                52,958 shares
   Ivy International Fund                             27,423 shares
   Fidelity Magellan Fund, Inc.                      376,109 shares
   Merrill Lynch Basic Value Fund*                    65,445 shares
   Merrill Lynch Retirement Preservation Trust*   16,107,061 shares

Total investment companies

U.S. corporation common stock
   Flowserve Corporation*                         458,223 shares, common stock, $ 1.25 par value
Contracts with insurance companies:
     Executive Life Insurance Company             Group Annuity Contract, 10.01% annual rate, maturity 6/30/92
     Commonwealth Life Insurance Company          Group Annuity Contract, 6.83% annual rate, maturity 9/30/98
     New York Life Insurance Company              Group Annuity Contract, 6.30% annual rate, maturity 9/30/99
     John Hancock Insurance Company               Group Annuity Contract, 6.28% annual rate, maturity 9/30/99
     CNA Insurance Company                        Group Annuity Contract, 6.90% annual rate, maturity 3/31/98
     Principal Mutual Life Insurance Company      Group Annuity Contract, 7.15% annual rate, maturity 3/31/99

Total contracts with insurance companies


Cash equivalents
     CMA Money Fund                               20,780 shares

Participant loans:
   Participant loans*                             Loans to Plan participants, interest rates ranging from 6.7% to 10.0%
                                                   per annum, maturity dates ranging from April 1998 to December 2012 collateralized by vested interest in individual plan accounts
Collective Trusts:
   Merrill Lynch Equity Index Trust               30,338 shares

                                                                             CURRENT
                                                                 COST         VALUE
                                                           ------------------------------
Investment companies:
   MFS Total Return Fund                                   $  9,048,136     $  9,534,041
   Merrill Lynch Growth Fund*                                 4,324,708        4,355,937
   AIM Equity Index Constellation Fund                        1,403,695        1,397,023
   Ivy International Fund                                     1,090,538        1,070,337
   Fidelity Magellan Fund, Inc.                              30,915,240       35,831,884
   Merrill Lynch Basic Value Fund*                            2,294,110        2,426,701
   Merrill Lynch Retirement Preservation Trust*              16,107,061       16,107,061
                                                            -----------     ------------
Total investment companies                                   65,183,488       70,722,984
                                                            -----------     ------------


U.S. corporation common stock
   Flowserve Corporation*                                    12,389,128       12,801,365
Contracts with insurance companies:
     Executive Life Insurance Company                           595,887               --
     Commonwealth Life Insurance Company                      3,111,583        3,111,583
     New York Life Insurance Company                          2,305,736        2,305,736
     John Hancock Insurance Company                           2,293,654        2,293,654
     CNA Insurance Company                                    3,117,772        3,117,772
     Principal Mutual Life Insurance Company                  6,363,937        6,363,937
                                                            -----------     ------------
Total contracts with insurance companies                     17,788,569       17,192,682
                                                            -----------     ------------
Cash equivalents
     CMA Money Fund                                              20,780           20,780
Participant loans:
   Participant loans*
                                                                     --        3,429,561
Collective Trusts:
   Merrill Lynch Equity Index Trust                           1,727,647        1,983,364
                                                           ------------     ------------
                                                           $ 97,109,612     $106,150,736
                                                           ============     ============
* Party-in-interest




                            18 of 19

                            BW/IP International, Inc.
                            Capital Accumulation Plan
                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1997

                                                                                                               EXPENSE
                                                                                                               INCURRED
                                                                         PURCHASE       SELLING     LEASE        WITH
   IDENTITY OF PARTY INVOLVED            DESCRIPTION OF ASSET              PRICE         PRICE      RENTAL    TRANSACTION
----------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual security transactions in excess of 5% of January 1, 1997 Plan assets
----------------------------------------------------------------------------------------------
Merrill Lynch *           MSF Total Return Fund                        $ 9,667,687         --          --           --
Northern Trust            COLTV Short-Term Investment Fund                      --   $ 9,599,074       --           --


Category (iii) - Series of  security transactions in excess of 5% of January 1, 1997 Plan assets
------------------------------------------------------------------------------------------------
Flowserve Corporation*    Flowserve Common Stock                       $ 4,226,242        --           --           --
Flowserve Corporation*    Flowserve Common Stock                                --     2,297,496       --           --
Merrill Lynch *           MFS Total Return Fund                         22,161,936                     --           --
Merrill Lynch *           MFS Total Return Fund                                 --    13,282,981       --           --
Merrill Lynch *           Merrill Lynch Growth Fund                      4,952,445                     --           --
Merrill Lynch *           Merrill Lynch Growth Fund                             --       683,514       --           --
Merrill Lynch *           Fidelity Magellan Fund, Inc.                   5,546,215                     --           --
Merrill Lynch *           Fidelity Magellan Fund, Inc.                          --     8,066,732       --           --


                                      CURRENT VALUE
                                        OF ASSET
                           COST OF     TRANSACTION    NET GAIN OR
                            ASSET          DATE         (LOSS)
------------------------------------------------------------------------------------------------
Category (i) - Individual security transactions in excess of 5% of January 1, 1997 Plan assets
------------------------------------------------------------------------------------------------
Merrill Lynch *              $ 9,667,687 $ 9,667,687        --
Northern Trust                 9,599,074   9,599,074        --

Category (iii) - Series of  security transactions in excess of 5% of January 1, 1997 Plan assets
------------------------------------------------------------------------------------------------
Flowserve Corporation*       $ 4,226,242 $ 4,226,242        --
Flowserve Corporation*         2,042,653   2,297,496   254,843
Merrill Lynch *               22,161,936  22,161,936        --
Merrill Lynch *               13,045,829  13,282,981   237,152
Merrill Lynch *                4,952,445   4,952,445        --
Merrill Lynch *                  627,737     683,514    55,777
Merrill Lynch *                5,546,215   5,596,215        --
Merrill Lynch *                7,539,977   8,066,732   526,755

* Party-in-interest
There were no category (ii) or (iv) reportable transactions.


                                    19 of 19